Condensed Consolidated Interim Financial Statements
March 31, 2013
(unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Comprehensive Loss
(unaudited)

		Three months ended March 31,
	Note	2013	2012
(Cdn$ in thousands, except per share amounts)			(Restated-note 21)

Revenues	3	60,150	55,353
Cost of sales	4	(46,936)	(35,026)
Gross profit		13,214	20,327

General and administrative		(4,977)	(5,384)
Exploration and evaluation		(2,637)	(4,319)
Other operating expenses	5	(377)	(16,991)
Write-down of marketable securities	6	(9,387)	-
Loss before financing costs and income taxes		(4,164)	(6,367)

Finance expenses	7	(2,293)	(4,373)
Finance income	8	1,742	2,419
Foreign exchange (loss) gain		(4,300)	1,450
Loss before income taxes		(9,015)	(6,871)

Income tax recovery (expense)	9	(1,467)	618
Net loss for the period		(10,482)	(6,253)

Other comprehensive income (loss) :
Unrealized losses on available-for-sale financial assets		(2,530)	(1,135)
Permanent impairment included in the net loss	6	8,213	-
Realized gains on available-for-sale financial assets		(30)	(205)
Total other comprehensive income (loss) for the period		5,653	(1,340)

Total comprehensive loss for the period		(4,829)	(7,593)

Loss per share
Basic		(0.05)	(0.03)
Diluted		(0.05)	(0.03)

Weighted average shares outstanding (thousands)
Basic		191,060	196,029
Diluted		191,060	196,029

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Cash Flows
(unaudited)

		Three months ended March 31,
	Note	2013	2012
(Cdn$ in thousands)			(Restated-note 21)

Operating activities
Net loss for the period		(10,482)	(6,253)
Adjustments for:
Depreciation		6,518	3,910
Income tax expense (recovery)	9	1,467	(618)
Income tax paid		(150)	(955)
Share-based compensation		1,355	2,202
Unrealized loss (gain) on copper derivatives	5	(1,985)	15,484
Finance expenses		1,169	1,518
Finance income		(1,136)	(2,180)
Unrealized foreign exchange loss (gain)		4,140	(1,589)
Write-down of marketable securities	6	9,387	-
Other operating activities	17	(723)	1,876
Net change in non-cash working capital	17	(17,054)	35,296
Cash provided by (used for) operating activities		(7,494)	48,691

Investing activities
Purchase of property, plant and equipment		(53,742)	(37,695)
Investment in financial assets		(15)	-
Interest received		162	550
Proceeds from financial assets		-	42,236
Proceeds from sale of property, plant and equipment		-	128
Other investing activities	17	(216)	(280)
Cash provided by (used for) investing activities		(53,811)	4,939

Financing activities
Repayment of debt		(5,073)	(3,374)
Interest paid		(816)	(514)
Repurchase of common shares		-	(7,538)
Common shares issued for cash		329	507
Proceeds from debt issuance		597	-
Cash used for financing activities		(4,963)	(10,919)

Effect of exchange rate changes on cash and equivalents		418	(2,196)
Increase (decrease) in cash and equivalents		(65,850)	40,515
Cash and equivalents, beginning of period		134,995	277,792
Cash and equivalents, end of period		69,145	318,307

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Balance Sheets
(unaudited)

		March 31,	December 31,
	Note	2013	2012
(Cdn$ in thousands)			(Restated-note 21)

ASSETS
Current assets
Cash and equivalents		69,145	134,995
Accounts receivable		38,169	28,966
Other financial assets	10	19,832	29,865
Inventories	11, 21	36,251	27,450
Current tax receivable		2,159	2,309
Prepaids		8,328	5,123
		173,884	228,708

Other financial assets	10	99,136	102,737
Property, plant and equipment	12, 21	677,098	642,104
Intangible assets		5,438	5,438
Prepaids		8,193	4,500
Other receivable		13,741	12,961
		977,490	996,448

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		28,618	42,938
Current portion of long-term debt	14	20,018	18,067
Interest payable		7,218	3,213
Other financial liabilities	13	3,384	10,995
		59,238	75,213

Long-term debt	14	242,958	234,793
Other financial liabilities	13	32,478	35,162
Provision for environmental rehabilitation		99,600	106,517
Deferred tax liabilities		76,930	74,955
		511,204	526,640

EQUITY
Share capital	15	368,610	368,128
Contributed surplus		38,312	37,487
Accumulated other comprehensive loss ("AOCI")		288	(5,365)
Retained earnings	21	59,076	69,558
		466,286	469,808
		977,490	996,448

Commitments and contingencies	16

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited)

		Share	Contributed		Retained
(Cdn$ in thousands)	Note	capital	surplus	AOCI	earnings	Total

Balance at January 1, 2012		378,393	33,040	(1,398)	86,782	496,817
Exercise of options		819	(312)	-	-	507
Share-based compensation		-	2,202	-	-	2,202
Repurchase of common shares		(3,991)	-	-	(3,547)	(7,538)
Total comprehensive loss for the period	21	-	-	(1,340)	(6,253)	(7,593)
Balance at March 31, 2012 (Restated)	21	375,221	34,930	(2,738)	76,982	484,395

Balance at January 1, 2013 (Restated)	21	368,128	37,487	(5,365)	69,558	469,808
Exercise of options		482	(153)	-	-	329
Share-based compensation		-	978	-	-	978
Total comprehensive loss for the period		-	-	5,653	(10,482)	(4,829)
Balance at March 31, 2013		368,610	38,312	288	59,076	466,286

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The consolidated financial statements of the Company as at and for the period ended March 31, 2013 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements except as disclosed in note 2(b). These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2012 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed interim consolidated financial statements were authorized for issue by the Board on May 1, 2013.

(b) Changes in accounting policies and disclosures

Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements, which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method. Proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has completed its assessment of these amendments and concluded that the Company’s interest in the Gibraltar joint arrangement should be classified as a joint operation. The Company arrived at this conclusion through assessing the Joint Venture and Operating agreements in place.

Due to the terms of the Gibraltar Joint Venture formation and Operating agreements the Company includes in its financial information 75% of all assets, liabilities, revenue and expenses, including associated financial information, of the joint venture. There was no material impact on the Company’s financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

Production Stripping Costs

The IFRS Interpretations Committee issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20), effective January 1, 2013.

Previously, the Company only capitalized stripping costs incurred in order to provide initial access to the ore body. IFRIC 20 now provides specific guidance on how to account for stripping costs during the production phase. It requires such costs to be capitalized where the recognition criteria set out in IFRIC 20 are met.

IFRIC 20 requires the Company to identify specific components of the ore body to which stripping costs will relate. A component is defined as a specific volume of the ore body that is made more accessible by the stripping activity. It is considered that a mine may have several components, which are identified based on the mine plan. Stripping costs are then capitalized when stripping activities occur in excess of the average expected for the component. Stripping costs are capitalized within Mineral Properties and depreciated over the life of the respective component based on units of production.

Based on the Company’s analysis, the identified components of the ore body are to be phases, pits or sub-pits depending on the ore body being analyzed. These components align with the mine and how the Company plans its mining activities. Under IFRIC 20, the Company recognizes stripping assets when the following three criteria are met:

  it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
  the entity can identify the component of the ore body for which access has been improved; and
  the costs relating to the stripping activity associated with that component can be measured reliably.

IFRIC 20 is to be applied prospectively to production stripping costs incurred on or after the beginning of the earliest period presented. The financial impacts of the Company’s transition to IFRIC 20 can be found in note 21. The 2012 comparative information contained in these financial statements has been restated for the adoption of IFRIC 20.

Disclosures of interest in other entities

The Company adopted IFRS 12, Disclosures of Interests in Other Entities (“IFRS 12”) on January 1, 2013. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. IFRS 12 does not require the disclosures to be included for any period presented that precedes the first annual period for which IFRS 12 is applied. Accordingly, we will include additional disclosures about interests in other entities in our annual consolidated financial statements for the year ended December 31, 2013.

Fair value measurement

The Company adopted IFRS 13, Fair Value Measurement (“IFRS 13”) with prospective application from January 1, 2013. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

The adoption of IFRS 13 did not have an effect on the consolidated financial statements for the current period except for additional disclosures in note 22.

Consolidated financial statements

The Company adopted IFRS 10, Consolidated Financial Statements (“IFRS 10”) on January 1, 2013 with retrospective application. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s financial statements. IFRS 10 sets out three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investors’ return; and the requirements on how to apply the control principle. IFRS 10 supersedes International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12, Consolidation – Special Purpose Entities.

Based on the Company’s analysis, IFRS 10 did not have an impact on the consolidated financial statements for the current period or prior periods presented as the adoption did not result in a change in the consolidation status of any of the Company’s subsidiaries or investees.

3.	REVENUE

	Three months ended March 31,
	2013	2012
Copper concentrate	56,426	49,241
Copper cathode	33	72
Total copper sales	56,459	49,313
Molybdenum concentrate	2,735	5,290
Silver contained in copper concentrate	956	750
	60,150	55,353

4.	COST OF SALES

	Three months ended March 31,
	2013	2012
		(Restated note
		21)
Direct mining costs	40,014	34,362
Depreciation	6,379	3,743
Treatment and refining costs	3,412	2,761
Transportation costs	3,333	3,134
Changes in inventories of finished goods and work in process	(6,202)	(8,974)
	46,936	35,026

Cost of sales consists of direct mining costs (which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, repair & maintenance costs, operating supplies and external services), depreciation, and offsite costs comprised of treatment & refining costs and transportation costs.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

5.	OTHER OPERATING EXPENSES (INCOME)

	Three months ended March 31,
	2013	2012
Realized loss on copper derivative instruments	3,073	1,689
Unrealized loss (gain) on copper derivative instruments	(1,985)	15,484
Loss on disposition of property, plant and equipment	-	73
Management fee income	(281)	(255)
Other income	(430)	-
	377	16,991

6.	WRITE DOWN OF MARKETABLE SECURITIES

During the period, the Company reviewed the value of its marketable securities and subscription receipts for objective evidence of impairment based on both quantitative and qualitative criteria and determined that a write down was required. Accordingly, the Company recorded a pre-tax charge of $9,387 (2012 – nil) in profit or loss to reflect this write down. These marketable securities are classified as available-for-sale financial assets and therefore previous cumulative losses of $9,387 were reclassed from other comprehensive loss.

7.	FINANCE EXPENSES

	Three months ended March 31,
	2013	2012
Interest expense	1,742	3,777
Accretion on PER	551	596
	2,293	4,373

8.	FINANCE INCOME

	Three months ended March 31,
	2013	2012
Interest income	1,441	1,901
Realized income on dual currency deposits	267	112
Unrealized income on dual currency deposits	-	171
Gain on sale of marketable securities	34	235
	1,742	2,419

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

9.	INCOME TAX

	Three months ended March 31,
	2013	2012
Current expense	300	4,070
Deferred expense (recovery)	1,167	(4,688)
	1,467	(618)

10.	OTHER FINANCIAL ASSETS

	March 31,	December 31,
	2013	2012
Current:
Capped floating rate notes	10,017	10,023
Copper put option contracts	687	1,776
Marketable securities – available for sale	5,869	7,196
Promissory note	3,209	10,820
Short-term investments	50	50
	19,832	29,865
Long-term:
Capped floating rate notes	10,069	10,067
Subscription receipts	5,500	7,100
Reclamation deposits	25,997	25,728
Promissory note	57,570	59,842
	99,136	102,737

11.	INVENTORIES

	March 31,	December 31,
	2013	2012
		(Restated note
		21)
Work in process	9,042	4,065
Finished goods:
Copper concentrate	6,504	5,288
Molybdenum concentrate	274	265
Materials and supplies	20,431	17,832
	36,251	27,450

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

12.	PROPERTY, PLANT & EQUIPMENT

	Mineral	Plant and
	properties[1]	equipment	CIP [3]	Total
Cost
At December 31, 2012 (Restated – note 21)	162,772	379,400	181,596	723,768
Additions	4,033	72	42,217	46,322
Rehabilitation cost asset [2]	(7,364)	-	-	(7,364)
Capitalized interest	-	-	3,351	3,351
Disposals	-	(2,162)	-	(2,162)
New Mine Allowance credit	-	(648)	-	(648)
Transfers between categories [3]	-	11,218	(11,218)	-
At March 31, 2013	159,441	387,880	215,946	763,267
Accumulated depreciation and impairments
At December 31, 2012 (Restated – note 21)	23,043	58,621	-	81,664
Depreciation	2,071	4,596	-	6,667
Disposals	-	(2,162)	-	(2,162)
At March 31, 2013	25,114	61,055	-	86,169
Carrying amounts
At December 31, 2012	139,729	320,779	181,596	642,104
At March 31, 2013	134,327	326,825	215,946	677,098

1 Mineral properties consists of the cost of acquiring and developing mineral properties. Development costs include capitalized stripping costs, capitalized exploration and evaluation costs, capitalized interest, and rehabilitation cost asset.
2. Represents movements in the rehabilitation cost asset as a result of changes in estimates during the period.
3. Construction in process (CIP) is transferred to the relevant category of property, plant and equipment once the asset is available for use.

13.	OTHER FINANCIAL LIABILITIES

	March 31,	December 31,
	2013	2012
Current:
Royalty obligations	3,209	10,820
Deferred revenue – royalty obligation	175	175
	3,384	10,995
Long-term:
Royalty obligations	31,741	34,759
Income tax obligations	272	272
Restricted share units	377	-
Deferred revenue – royalty obligation	88	131
	32,478	35,162

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

14.	DEBT

	March 31, 2013		December 31, 2012

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	11,942	11,844	10,755	10,700
Secured equipment loans	8,076	7,801	7,312	7,276
	20,018	19,645	18,067	17,976
Long-term:
Senior notes	198,345	205,943	193,970	190,897
Capital leases	30,059	29,813	24,486	24,359
Secured equipment loans	14,554	14,164	16,337	16,256
	242,958	249,920	234,793	231,512

Fair value of capital leases and equipment loans has been measured through discounting future cashflows at a rate of 6%. All debt instruments are classified as a level 2 instrument, note 22.

15.	EQUITY

(a) Share capital

The Company’s authorized share capital consists of an unlimited number of common shares with no par value. As at March 31, 2013, there were 191,104,955 common shares issued and outstanding.

(b) Normal course issuer bid

Effective February 3, 2012, the Company commenced a normal course issuer bid for up to 10 million common shares of the Company. All shares were purchased on the open market through the facilities of the Toronto Stock Exchange at the market price at the time of purchase. The Company’s normal course issuer bid terminated on February 2, 2013. A total of 6,644,440 common shares were repurchased during 2012 under the normal course issuer bid for $20,897. There were no additional repurchases in 2013.

(c) Share-Based Compensation

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the first quarter of 2013, the Company issued 133,333 DSU’s to directors. The DSU’s were valued at $3.18 per unit based upon the underlying share price at grant date and are fair valued based upon the market price every period end. The total number of deferred and restricted share units outstanding at March 31, 2013 was 133,333 units. An expense of $377 has been recognized for the period.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

16.	COMMITMENTS AND CONTINGENCIES

(a) Commitments

At March 31, 2013, capital commitments associated with GDP3 totaled $8.6 million on a 100% basis. Capital commitments for all other projects were $5.5 million. At March 31, 2013, the Company’s share of total capital commitments was $10.6 million and operating commitments totaled $15.2 million.

(b) Contingencies

The Company has guaranteed 100% of certain debt entered into by the Gibraltar joint venture in which it holds a 75% interest. As at March 31, 2013, this debt totaled $76,821 on a 100% basis. The Company has also guaranteed its share of additional debt totaling $7,016 on a 75% basis.

17.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended March 31,
	2013	2012
Change in non-cash working capital items
Accounts receivable	(9,244)	28,410
Inventories	(8,801)	(9,586)
Prepaids	(3,205)	603
Accounts payable and accrued liabilities	235	12,111
Interest payable	4,005	3,802
Deferred revenue – royalty obligation	(44)	(44)
	(17,054)	35,296
Operating cash flows – other items
Non cash items
Realized loss on copper derivative instruments	3,073	1,689
(Gain) loss on sale of property, plant and equipment	-	73
Reclamation expenditures	(104)	(7)
Change in Long-term prepaids	(3,692)	121
	(723)	1,876
Investing cash flows – other items
Net cash reinvested in reclamation deposit	(216)	(280)

Non-cash investing and financing activities
Assets acquired under capital lease	9,872	8,081
Interest earned on promissory note	(937)	(1,026)
Interest expense on royalty obligation	191	245
Royalty obligation settled by promissory note	(10,820)	(8,190)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

18.	FINANCIAL RISK MANAGEMENT

Summary of derivatives and financial assets containing embedded derivatives

	Notional amount	Strike price[1]	Term to maturity	Fair value
At March 31, 2013
Commodity contracts
Copper put option contracts	16.5 million lbs	US$3.00	Q2 2013	93
Copper put option contracts	26.5 million lbs	US$2.75	Q3-Q4 2013	594
Capped floating rate notes
3-month BA rate + 25 bps	$10 million	5.00%	Q4 2013	10,017
3-month BA rate + 45 bps	$10 million	5.50%	Q4 2014	10,069

1. For the floating rate notes, this value represents the cap level for the coupon rate.

19.	RELATED PARTIES

Related party transactions

	Transaction value for the
	three months ended		Due from (to) related parties
		March 31,		as at March 31,
	2013	2012	2013	2012
Hunter Dickinson Services Inc.:
General and administrative expenses	401	391
Exploration and evaluation expenses	116	155
	517	546	(21)	(89)
Gibraltar joint venture:
Other operating income (management fee)	281	255
Reimburseable compensation expenses	45	33
	326	288	42	37

Hunter Dickinson Services Inc. (HDSI) is a private company, which employs some members of the executive management of the Company and invoices the Company for their executive services as well as other services.

Under the terms of the joint venture operating agreement, the Gibraltar joint venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar mine. In addition, the Company pays compensation expenses for certain individuals providing services to the Gibraltar joint venture and invoices the joint venture for these expenses.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

20.	INTERESTS IN JOINTLY CONTROLLED ENTITIES

The Company has a 75% interest in the Gibraltar Joint Venture, the principal activity of which is the production of copper and molybdenum from the Gibraltar mine in British Columbia, Canada. Due to the terms of the Gibraltar Joint Venture formation and Operating agreements, the Company includes in its financial information 75% of all assets, liabilities, revenue and expenses, including associated financial information, of the joint arrangement.

Summarized financial statement information (75% share) of the joint arrangement is disclosed below:

	Three months ended March 31,
	2013	2012
Revenues	60,150	55,353
Cost of sales	(48,643)	(36,490)
Other operating (expenses) income	(844)	(838)
Finance expenses	(585)	(616)
Finance income	347	298
Foreign exchange loss	(428)	(609)
Profit for the period	9,997	17,098

	March 31,	December 31,
	2013	2012

Current assets	116,145	112,830
Non-current assets	988,433	952,867
	1,104,578	1,065,697

Current liabilities	47,011	59,062
Non-current liabilities	144,214	147,341
	191,225	206,403

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

21.	TRANSITION TO IFRIC 20 – STRIPPING COSTS IN THE PRODUCTION PHASE OF A SURFACE MINE

In accordance with the transitional provisions of IFRIC 20, this new policy has been applied prospectively from the start of the comparative period, being January 1, 2012. As a result of the adoption of the interpretation, the adjustments outlined below were made to the financial statements.

As at December 31, 2012
	As previously	IFRIC 20
Description	reported	adjustments	Adjusted balance

Property, Plant & Equipment – Mineral Properties
December 31, 2012 closing balance	631,997	-	-
Additions under IFRIC 20	-	10,908	-
Amortization under IFRIC 20	-	(801)	-
Adjusted December 31, 2012 closing balance	631,997	10,107	642,104

Inventory
December 31, 2012 closing balance	27,556	-	-
IFRIC 20 capitalization and amortization impact	-	(106)	-
Adjusted December 31, 2012 closing balance	27,556	(106)	27,450

For the three month period ended March 31, 2012 Consolidated Statements of Comprehensive Loss
Loss after tax	(8,344)	-	-
Additional capitalized stripping	-	2,886	-
Capitalized stripping amortization	-	(47)	-
Cost of sales	-	366	-
Sub-total	(8,344)	3,205	-
Tax effect of adjustments at 35%	-	(1,114)	-
Adjusted earnings/(Loss) after tax	(8,344)	2,091	(6,253)

The effect on earnings per share related to the March 2012 restatement was an increase of $0.01 per share.

For the twelve month period ended December 31, 2012
Consolidated Statements of Comprehensive Loss
Loss after tax	(15,665)		-
Additional capitalized stripping		10,908	-
Capitalized stripping amortization		(801)	-
Cost of sales		(106)	-
Sub-total	(15,665)	10,001	-
Tax effect of adjustments at 35%		(3,475)	-
Adjusted earnings/(Loss) after tax	(15,665)	6,526	(9,139)

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands)

The effect on earnings per share related to the December 2012 restatement was an increase of $0.03 per share. There was no impact on the January 1, 2012 consolidated balance sheet from the adoption of IFRIC 20. The impact, post tax, on net loss and earnings per share for the three month period ended March 31, 2013 was $1.4 million decrease and $0.01 increase respectively.

22.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
March 31, 2013
Financial assets designated at FVTPL
Copper put option contracts	-	687	-	687
Available-for-sale financial assets Shares	5,868	-	-	5,868
Capped floating rate notes	-	20,086	-	20,086
Subscription receipts	-	-	5,500	5,500
Reclamation deposits	25,997	-	-	25,997
	31,865	20,773	5,500	58,138
December 31, 2012
Financial assets designated at FVTPL
Copper put option contracts	-	1,776	-	1,776
Available-for-sale financial assets Shares	7,196	-	-	7,196
Capped floating rate notes	-	20,090	-	20,090
Subscription receipts	-	-	7,100	7,100
Reclamation deposits	25,728	-	-	25,728
	32,924	21,866	7,100	61,890

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable and payable approximate their fair value as at March 31, 2013.